Mail Stop 4561

January 16, 2008

By U.S. Mail and facsimile to (773) 961-2299

David F. Zucker, Chief Executive Officer
Midway Games, Inc.
2704 West Roscoe Street
Chicago, IL 60618

      Re: Midway Games, Inc.
            Definitive 14A
            Filed April 24, 2007
            File No. 000-14773

Dear Mr. Zucker:

We have completed our review of your executive compensation and related disclosure and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Attorney Advisor